UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RURAL CELLULAR CORPORATION
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

781904107
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No. 781904107	Page 2 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ERIC SEMLER

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 0 Shared Voting Power 0 Sole Dispositive Power 0 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

0%

12	Type of Reporting Person (See Instructions)

IN; HC

SCHEDULE 13G

CUSIP No. 781904107	Page 3 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

TCS CAPITAL MANAGEMENT, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 0 Shared Voting Power 0 Sole Dispositive Power 0 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

0%

12	Type of Reporting Person (See Instructions)

CO

SCHEDULE 13G

CUSIP No. 781904107	Page 4 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

TCS CAPITAL INTERNATIONAL, LTD.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

CAYMAN ISLANDS

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 0 Shared Voting Power 0 Sole Dispositive Power 0 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

0%

12	Type of Reporting Person (See Instructions)

CO

Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

Rural Cellular Corporation (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

P.O. Box 2000, 3905 Dakota Street SW, Alexandria, MN 56308

Item 2(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i. Mr. Eric Semler (“Mr. Semler”);

ii. TCS Capital Management, LLC (“TCS Capital Management”); and

iii. TCS Capital International, Ltd. (“TCS Capital International”).

                         This Statement related to Shares (as defined herein) held for the accounts of various Delaware limited partnerships and TCS Capital International.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

                          The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)	Citizenship:

i. Mr. Semler is a citizen of the United States;

ii. TCS Capital Management is a Delaware limited liability company; and

iii. TCS Capital International is a Cayman Islands corporation.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01 per share (the “Shares”)

Item 2(e)	CUSIP Number:

781904107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Page 6 of 8 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                          As of December 31, 2004, each of the Reporting Persons may no longer be deemed to be the beneficial owner of any Shares.

Item 4(b)	Percent of Class:

                          The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Mr. Semler
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	0

TCS Capital Management
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	0

TCS Capital International
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

                          If this Statement is being filed to report the fact that as of the date hereof the reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                          The shareholders of TCS Capital International have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital International in accordance with their ownership interests in TCS Capital International.

Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

                          By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	ERIC SEMLER
/s/ Eric Semler

Date: February 14, 2005	TCS CAPITAL MANAGEMENT, LLC
By: /s/ Eric Semler
Name: Eric Semler
Title: Managing Member

Date: February 14, 2005	TCS CAPITAL INTERNATIONAL, LTD.
By: /s/ Eric Semler
Name: Eric Semler
Title: Investment Manager